Exhibit 99.1

CureVac Announces Financial Results for the First Quarter of 2023 and Provides Business Update

•	Initiated Phase 1/2 study in seasonal flu with multivalent, modified mRNA vaccine candidates; continued execution on infectious disease development program in collaboration with GSK

•	Filed infringement counterclaim in U.S. patent litigation with Pfizer/BioNTech; case filed under nine CureVac patents; litigation timeline expected to be accelerated by successful court transfer

•	Received positive preliminary opinion of German Federal Patent Court supporting validity of German patent challenged in nullity action by Pfizer/BioNTech; German litigation broadened by additional CureVac patent

•	Cash and cash equivalents position of €617.5 million as of March 31, 2023

TÜBINGEN, Germany/BOSTON, USA – May 30, 2023 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced financial results for the first quarter of 2023 and provided a business update.

“During the first quarter of 2023, we continued to execute on our multipronged clinical development strategy in prophylactic vaccines with the initiation of a Phase 1/2 clinical study in seasonal flu, evaluating multivalent, modified mRNA vaccine candidates. In oncology, the first proof-of-principle clinical study to validate our second-generation mRNA backbone in patients with glioblastoma has been activated and is expected to start recruitment shortly,” said Alexander Zehnder, Chief Executive Officer at CureVac. “As we continue to make progress with our pipeline, we are also seeing progress in our efforts to have our intellectual property innovations recognized. Our scientists have pioneered fundamental breakthroughs in mRNA technology over the last two decades. These contributions have underpinned many developments in the mRNA field and resulted in a broad IP portfolio that we intent to defend and further strengthen in pursuit of our mission to leverage our mRNA technology for the development of transformative medicines.”

“In the first quarter of 2023, we successfully raised $250 million in gross proceeds in a follow-on offering, extending our cash runway into 2025 and successfully diversifying our investor base with new healthcare-specialized shareholders that share the company’s vision” said Pierre Kemula, Chief Financial Officer of CureVac. “We continue to build the company and advance our pipeline based on our unique mRNA technology to bring new and better solutions to people and patients in need.”

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Selected Business Updates

Prophylactic Vaccines

Executing on Broad Second-Generation mRNA Vaccine Program, Jointly Developed with GSK

CureVac continues to advance its broad clinical development program in prophylactic vaccines in collaboration with GSK. Positive preliminary data reported in early 2023 from Phase 1 studies with modified, monovalent mRNA candidates in COVID-19 and flu provided strong validation of CureVac’s mRNA technology platform. All jointly tested candidates are based on CureVac’s proprietary second-generation mRNA backbone, targeting improved intracellular mRNA translation for early and strong immune responses. The second-generation mRNA backbone is expected to enable protection against one or more emerging COVID-19 variants or multiple strains of other infectious diseases, such as flu, with potential for combination vaccines against multiple different viruses as well.

The flu clinical development program was broadened on May 8, 2023, when dosing of the first participant was announced in the Phase 1 part of a combined Phase 1/2 study of multivalent, modified mRNA seasonal flu vaccine candidates. The study evaluates flu vaccine candidates for safety, reactogenicity and immune responses. The first, Phase 1 part of the trial is being conducted in the U.S. and Belgium. The tested multivalent vaccine candidates address all four WHO-recommended flu strains and are compared to a licensed flu comparator vaccine.

Protection of Intellectual Property Rights

Over the last 23 years, CureVac has developed proprietary foundational technology related to mRNA design, delivery and manufacturing that has materially contributed to the development of safe and efficacious COVID-19 vaccines.

On May 19, CureVac announced the granting of its motion to transfer U.S. patent litigation initiated by Pfizer/BioNTech in late July 2022 from the federal district court of Massachusetts to the Eastern District of Virginia. The transfer is expected to significantly accelerate progress of the litigation, allowing for a likely 2024 trial date.

The motion to transfer the case is part of a broadened counterclaim CureVac filed on May 19, 2023, that alleges infringement of nine U.S. patents by the manufacture and sale of the SARS-CoV-2 vaccine Comirnaty®: 11,135,312; 11,149,278; 11,286,492; 11,345,920; 10,760,070; 11,241,493; 11,471,525; 11,576,966; and 11,596,686. This significantly expands the scope of the case beyond the three patents for which Pfizer/BioNTech had originally sought confirmation of non-infringement. These nine patents cover foundational and highly relevant separate innovations in mRNA vaccine design, formulation and manufacturing specific to SARS-CoV-2 vaccines.

Corresponding patent litigation in Germany has been ongoing since June 2022. One of the patents at issue (EP 1 857 122) was challenged in a nullity action by Pfizer/BioNTech in September 2022. A preliminary opinion issued in April 2023 by the German Federal Patent Court supports the validity of the patent. The German litigation, which originated with a filing by CureVac regarding four of its intellectual property rights, now also covers a fifth intellectual property right (EP 3 708 668 B1).

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CureVac does not seek an injunction nor intend to take legal action that impedes the production, sale or distribution of Comirnaty® by BioNTech and its partner Pfizer. The development of safe and efficacious COVID-19 vaccines is based on decades of scientific research and innovation, supported by CureVac as the earliest pioneer in mRNA technology. Accordingly, CureVac’s intellectual property rights need to be acknowledged and respected in the form of fair compensation that enables reinvestment into the further advancement of mRNA technology and the ongoing development of new classes of life-saving medicines.

Financial Update for the First Quarter of 2023

Cash Position

Cash and cash equivalents amounted to €617.5 million at the end of March 2023, increasing from €495.8 million at the end of 2022. The increase was mainly driven by €219.8 million in net proceeds raised in a follow-on offering during February 2023. In the first three months of 2023, cash used in operations was mainly allocated to payments in connection with ongoing R&D activities and the purchase of raw materials.

Revenues

Revenues amounted to €7.1 million for the first quarter of 2023, representing a decrease of €17.3 million, or 71%, from €24.4 million for the same period in 2022.

The decrease was primarily driven by lower revenues from the two GSK collaborations. For both GSK collaboration agreements, total revenues of €6.5 million were recognized for the three months ending March 31, 2023, compared to €23.7 million in the prior year period at which point an important part of the milestone related to starting the flu clinical trial in Panama was recognized.

Operating Result

Operating loss amounted to €60.4 million for the first quarter of 2023, representing an increase of €45.1 million, from €15.3 million for the same period in 2022.

The operating result was affected by several key drivers:

•	Cost of sales decreased primarily in relation to lower write-off of raw materials. In addition, the first quarter of 2022 was impacted by additional costs related to the termination of CMO activities for the first generation COVID-19 vaccine.

•	Research and development expenses increased primarily with enhanced activity in infectious disease and oncology R&D projects and development of the workforce. The first quarter of 2022 was positively impacted by €6.8 million related to the reversal of an outstanding CRO provision. Additionally, in the first quarter of 2022, Research and Development costs were positively impacted by a one-off net gain for a change in the contract termination provision resulting primarily in GSK taking over, from the Company, committed capacity at a CMO.

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•	In the first quarter of 2022, other income was positively impacted by a one-off compensation from GSK amounting to €32.5 million for reimbursement of prepayments and production set-up activities at a CMO.

Financial Result (Finance Income and Expenses)

Net financial result for the first quarter of 2023, amounted to €3.0 million, or an increase of €2.9 million from €0.1 million for the same period in 2022. This was mainly driven by interest income on cash investments.

Pre-Tax Loss

Pre-tax loss was €57.4 million for the first quarter of 2023 compared to €15.2 million in the same period of 2022.

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

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Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include statements regarding the completion, size and terms of the proposed public offering. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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Cash and Condensed Consolidated Profit and Loss Data

(in € millions)	December 31, 2022	March 31, 2023
Cash and Cash Equivalents	495.8	617.5

	Three months ended March 31,
(in € millions)	2022	2023
Revenue	24.4	7.1
Cost of Sales, Operating Expenses & Other Operating Income	-39.7	-67.5
Operating Result	-15.3	-60.4
Financial Result	0.1	3.0
Pre-Tax Loss	-15.2	-57.4

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